NEWS RELEASE
Contact: Chuck Provini
732-576-8800
Info@NatcoreSolar.com

Natcore Technology Extends Warrant Expiry Dates

Rochester, NY — (March 29, 2018) — Natcore Technology Inc. (TSX-V: NXT; OTCQB: NTCXF) will extend the expiry date of an aggregate 1,597,050 outstanding share purchase warrants. The subject warrants were originally issued from April 14, 2015 to April 27, 2015 with expiry dates of April 14, 2018 to April 27, 2018. The new expiry dates will provide a two-year extension with respect to the subject warrants. The warrants will continue to be exercised at their original exercise price.

The amendment to the terms of the warrants is subject to TSX Venture Exchange approval and any regulatory approvals.

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This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction. Neither the United States Securities and Exchange Commission (“SEC”), the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) opines as to, nor accepts responsibility for, the adequacy or accuracy of this release.